    As filed with the Securities and Exchange Commission on February 13, 1998
                        Registration Number 333-43247
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT No. 1
                                      TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                               RIDDELL SPORTS INC.
               (Exact name of registrant as specified in charter)

         Delaware                                       22-2890400
(State or other jurisdiction of                      (I.R.S. Employer
Incorporation or Organization)                     Identification Number)

                      900 Third Avenue, New York, NY 10022
                                 (212) 826-4300
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)
         (State or other jurisdiction of incorporation or organization)

                              Lisa J. Marroni, Esq.
                       General Counsel and Vice President
                               Riddell Sports Inc.
                          900 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 826-4300
           (name and address, including zip code and telephone number, including area code of agent for service)

                                   Copies to:

                                   ----------

                             Sheldon S. Adler, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   919 Third Avenue, New York, New York 10022
                                 (212) 735-3000

                                 --------------


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and thereafter from time to time as determined by the Selling Stockholders.

If the only securities being registered on this form are being offered pursuant to dividend reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[  ]_____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
                                                             Proposed         Proposed
                                                             Maximum          Maximum
                                        Amount               Aggregate        Aggregate        Amount of
Title of Each Class of                  to be                Price Per        Offering         Registration
Securities to be Registered             Registered           Security         Price            Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value                           1,395,011 Shares (1)  $4.25 (2)     $5,928,796.75 (2)  $1,749.00 (2)

Common Stock,
$.01 par value                             224,042 Shares (3)  $4.95 (4)     $1,109,007.90 (4)    $327.16 (4)
-----------------------------------------------------------------------------------------------------------------------


(1) These 1,395,011 shares were previously registered and the filing fee of $1,749.00 was previously paid.



(2) Based upon the average of the high and low sale price reported on the NASDAQ-NMS as of December 19, 1997.


(3) These additional 224,042 shares are being registered on behalf of certain other selling stockholders who have exercised registration rights since the date of filing the original registration statement. The filing fee is being paid herewith.


(4) Based on the average high and low sales price reported on the NASDAQ-NMS as of February 10, 1998.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                1,619,053 Shares

                               RIDDELL SPORTS INC.

                                  Common Stock

         This Prospectus relates to 1,395,011 shares of common stock ("Common Stock") of Riddell Sports Inc. (the "Company") to be offered from time to time by Angelo, Gordon & Co., L.P. and Silver Oak Capital, L.L.C. and 224,042 shares of Common Stock to be offered from time to time by Gregory C. Webb, W. Kline Boyd, Elizabeth Metcalfe Boyd and J. Kristin Shepherd (the "Selling Stockholders"). Upon conversion of $1,000,000 principal amount of the Company's 4.1% Convertible Subordinated Note due November 1, 2004 (the "Convertible Note"), Angelo, Gordon & Co., L.L.P. will acquire 186,001 shares of Common Stock. Upon conversion of $6,500,000 principal amount of the Convertible Note, Silver Oak Capital L.L.C. will acquire 1,209,010 shares of Common Stock.


         The Company will receive no proceeds from the sale of shares offered hereby. The Selling Stockholders are free to offer shares of Common Stock pursuant to this Prospectus at such prices as they shall determine. To the extent required, the terms of sale of Common Stock offered hereby in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement. See "Principal Stockholders and Selling Stockholders" and "Plan of Distribution." The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ-NMS") under the symbol "RIDL." On February 12, 1998, the last sale of price of the Common Stock, as reported by NASDAQ-NMS, was $4 15/16 per share.

                                   -----------

        See "Risk Factors" beginning on page 7 of this Prospectus for a discussion of certain factors which should be considered by prospective purchasers of the shares of Common Stock offered hereby.

                                  ------------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                  ------------

                 The date of this Prospectus is February 13, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Room 1024 of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy and information statements and other information may be found on the SEC's site address, http://www.sec.gov. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the National Association of Securities Dealers, National Market System, 1735 K Street NW, Washington, D.C. 20006.

         This Prospectus constitutes a part of a registration statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the registration statement, and reference is hereby made to the registration statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statement contained or incorporated by reference herein concerning the provisions of any document is not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, including all amendments filed for the purpose of updating or completing such reports, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

         (A) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 as amended by Form 10K-A dated April 25, 1997and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

         (B) The Company's Form 8-K dated May 9, 1997. The Company's Form 8-K dated June 6, 1997. The Company's Form 8-K dated June 19,

                  1997. The Company's Form 8-K dated December 23,1997. The Company's Form 8-K dated February 11, 1998.

         (C) The description of the Common Stock set forth in the Company's Amended and Restated Articles of Incorporation and First Amended and Restated By Laws (incorporated by reference to the Company's Form 10-Q dated November 11, 1996 and the Company's Form 10-K for the year ended December 31, 1995, respectively).

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced, or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests should be directed to the attention by mail to Lisa Marroni, Esq., General Counsel, Riddell Sports Inc., 900 Third Avenue, 27th Floor, New York, New York 10022, or by telephone at (212) 826-4300.

                                  THE OFFERING

Securities offered............................       1,619,053 shares of Common
                                                     Stock by the Selling
                                                     Stockholders

Common Stock outstanding immediately

prior to the offering(1) ......................      9,109,654 shares


Common Stock outstanding immediately
after the offering(1)(2).......................      10,504,665 shares

Use of Proceeds................................      The Company will receive no
                                                     proceeds from the sale of

                                                     shares being offered
                                                     hereby.

NASDAQ-NMS symbol..............................      RIDL

---------

      (1) Excludes 2,154,475 shares issuable upon exercise of options granted pursuant to the Company's 1991 Stock Option Plan and 1997 Stock Option Plan as of February 10, 1998. Also excludes 172,152 shares issuable upon exercise of a warrant which the Company issued to NBD Bank and 150,000 shares issuable upon exercise of a warrant granted to M.L.C. Partners Limited Partnership.

      (2) Assumes conversion of the Convertible Note, which is currently outstanding into 1,395,011 shares of Common Stock.

                                   THE COMPANY

GENERAL

      The Company is the world's leading manufacturer and reconditioner of football protective equipment and is the nation's leading supplier of products and services to the school spirit industry. The Company is a holding company that conducts its business through two principal operating divisions: the Riddell Group Division ("Riddell") and the Varsity Group Division ("Varsity"). The Company believes that the Riddell brand is one of the best known and recognizable in all of sports. Management estimates that Riddell football equipment is worn by more than 80% of all professional National Football League ("NFL") players, and by more than 50% of all high school and collegiate players. In addition to the sale of new protective athletic equipment, Riddell is the only national reconditioner of athletic equipment. Additionally, Riddell markets both full-size and miniature collectible helmets and other collectible products, and licenses its Riddell(R) and MacGregor(R) trademarks for use on athletic footwear and apparel. Varsity designs and markets innovative cheerleader, dance team and booster club uniforms and accessories for sale to the school spirit industry. Varsity is also a leading operator of high school and college cheerleader and dance team camps. Varsity promotes its products and services, as well as the school spirit industry, by organizing and producing various nationally televised cheerleading and dance team championships and other special events. The Company believes that it has one of the largest nationwide direct sales forces that focuses on the extracurricular activities segment of the educational institutional market (the "Institutional market").

RIDDELL


      Riddell is the world's leading manufacturer of high school, college and professional football helmets, with market share estimated at over 50%. Riddell sells in excess of 200,000 football helmets a year, over 100,000 of which are used by high school, varsity, collegiate and professional players. Riddell also sells shoulder pads, including a line of premium pads under the Power(TM) name, as well as a line of accessory pads which include thigh, hip, rib and knee pads.

      Through its subsidiary, All American Sports Corporation ("All American"), Riddell is the word's leading reconditioner of football helmets, shoulder pads and other related equipment. Reconditioning typically involves cleaning, sanitizing, buffing or painting, and recertifying helmets as conforming to the National Operating Committee on Standards for Athletic Equipment ("NOCSAE") standards. NOCSAE, a committee comprised of sports equipment manufacturers, including Riddell, establishes industrywide standards for protective athletic equipment. Riddell may also replace face guards, interior pads and chin straps. In addition, Riddell reconditions shoulder pads, as well as equipment for other sports, including baseball and lacrosse helmets, catchers' masks and baseball gloves. Riddell believes its customer relationships are strengthened by providing reconditioning services through its Institutional market sales force to the same athletic coaches generally responsible for athletic equipment purchases.

      Riddell maintains a promotional rights agreement with the NFL's licensing division (the "NFL Agreement") which requires the Riddell name to appear on the front and on the chin straps of each Riddell helmet used in NFL play. The NFL Agreement further requires all teams in the NFL to cover any indicia of brand identification of other manufacturers which might otherwise appear on helmets, face masks or chin straps not manufactured by Riddell but used during league play. The recognition resulting from the frequent appearance of the Riddell name on helmets in televised football games as well as in photographs in newspapers and magazines such as Sports Illustrated is viewed by management as important to its overall sales, marketing and licensing efforts. The NFL Agreement, which originated in 1989, expires in April 1999 and automatically extends for unlimited successive five-year periods thereafter, provided that the quality of Riddell's helmets and shoulder pads remains comparable to the best available technology as reasonably determined by the NFL.

      To better capitalize on Riddell's premium brand name, in 1993, David Mauer, the former President of Mattel U.S.A., became Riddell's Chief Executive Officer and initiated a strategic repositioning of Riddell's business, including assembling Riddell's current management team. In October 1994, management implemented a significant change in its Institutional distribution system by eliminating the network of independent team dealers which historically sold Riddell's products to the Institutional market and began selling athletic equipment directly to its Institutional customers. Riddell implemented its strategy by utilizing the All American reconditioning sales force that had previously been selling reconditioning services to its Institutional customers. Management subsequently increased All American's full-time sales force from 80 in 1994 to 114 in 1996. The change to direct sales has (i) enabled Riddell to increase its sales and profitability, (ii) facilitated the introduction and cross-selling of Riddell's non-football-related products such as practicewear and baseball equipment, (iii) improved control over the sales efforts to Institutions and (iv) provided better access to detailed sales information for analysis.

      In addition to repositioning its Institutional marketing effort, management also refocused its retail collectible business. Riddell's retail collectible business began with miniature and full size collectible football helmets displaying NFL and college team logos. Management's strategy with respect to the retail collectible market has been to (i) reduce production costs, (ii) segregate products by distribution channels and (iii) accelerate new product development. Riddell introduced several new collectible products, including miniature hockey goalie masks displaying National Hockey League ("NHL") team logos in 1995 and miniature baseball batter helmets displaying Major League Baseball ("MLB") team logos in 1997. Riddell was granted a license from Lucasfilm, Ltd. to sell half-scale Star War miniature collectibles in the United States, Riddell's first non-sports collectible product. Riddell began shipping Star Wars collectibles in the second quarter of 1997, and this license extends through December 1998.

      Under management's strategic plan, effective since 1993, Riddell's operating performance has significantly improved. Its net revenues have increased from $48.8 million in fiscal 1993 to $72.4 million in fiscal 1996 and EBITDA has increased from a $3.8 million deficit to $7.9 million over that same time period.

VARSITY

      Varsity is a leading provider of products and services to the school spirit industry. Varsity designs and markets cheerleader, dance team and booster club uniforms and accessories and is one of the nation's leading operators of youth, junior high, high school and college cheerleader and dance team camps, clinics and competitions. Varsity promotes its products and services, as well as the school spirit industry, by organizing and producing various nationally televised cheerleading and dance team championships and other special events. Varsity's primary market includes participants at the approximately 37,500 Institutions located throughout the United States.

      Varsity's cheerleader and dance team fashion division maintains an excellent reputation for quality, design and on time delivery of its products. Such products, which bear the Varsity(TM) label, include custom-made cheerleader and dance team uniforms and accessories, including sweaters, sweatshirts, jumpers, vests, skirts, warm-up suits, t-shirts, shorts, pompons, socks, shoes, pins, jackets and gloves. By relying on independent manufacturers to produce its uniforms, Varsity is able to minimize its fixed costs and retain the flexibility necessary to adjust the manufacturing to its highly seasonal production needs. Varsity provides its manufacturers with patterns, fabrics, yarn and manufacturing specifications for its products. Varsity also provides some cutting, knitting and lettering for the manufacturers at its specialized production facility located at its Memphis headquarters. Varsity considers itself an innovator in the design of uniforms and campwear garments and maintains an in-house design staff to maintain its leadership in setting design trends.

      Varsity's camp division commenced operations in 1975 with 20 cheerleading camps and 4,000 participants. Today, through its Universal Cheerleaders Association ("UCA") division and United Spirit Association ("USA") subsidiary, Varsity is a leading operator of cheerleader and dance camps in the U.S. Camp enrollment has increased every year since Varsity has been in business, has grown at a compounded annual rate of 14.6% since 1991 (excluding growth from acquisitions) and totaled 188,000 participants in 1996. Camp sessions, which are primarily held on college campuses in the summer, were conducted in every state as well as in Canada and Japan in 1996. Participants in Varsity's 1996 summer camps included the cheerleading and/or dance team squads of approximately 65% of the universities comprising the Atlantic Coast, Big East, Big Ten, Big Twelve, Pacific 10 and Southeastern collegiate athletic conferences. Varsity instructors are typically college cheerleaders who may have previously attended a Varsity camp, and management believes that its training of many of the top college cheerleading squads augments its recruiting of high school and junior high school camp participants.

      Varsity promotes its products and services through active and visible association with the following championships and television specials: the National College Cheerleading and Dance Team Championship(R) (nationally televised for 12 consecutive years), the National High School Cheerleading Championship(R) (17 consecutive years), the National Dance Team Championship(R) (10 consecutive years) and the National All Star Cheerleading Championship(R) (2 consecutive years). In addition to promoting cheerleading and dance team activities, these championships, television specials and other special events are a revenue source to Varsity primarily during the first and fourth quarters. In 1996, approximately 25,000 persons, including cheerleaders and their families, participated in Varsity's special events, such as championships and holiday parades in the U.S., London and Paris.

      In December, 1994, Varsity acquired Intropa International/U.S.A., Inc. ("Intropa"), a Varsity supplier since 1988. Intropa specializes in providing international and domestic tours for special interest, performing, youth and educational groups including Varsity's London and Paris trips.

      Varsity's strategy has been to increase revenue and market share by (i) expanding its school spirit product lines, (ii) strengthening its sales force,
(iii) increasing enrollment in its cheerleader and dance team camps as a vehicle to increase participation in special events such as parades and bowl games and cross-sell products, such as uniforms and
(iv) actively promoting its business as well as the school spirit industry, primarily though its national televised cheerleading and dance team championships. Since fiscal 1987, Varsity has significantly expanded the variety and selection of its uniforms and accessories and increased its direct sales force to approximately 135 full-time professional sales representatives. Varsity believes it currently has the largest nationwide full-time direct sales force in the school spirit industry.

      Varsity has experienced significant growth over the last five years. Revenues have increased at a compounded annual growth rate of 22.1% from approximately $41.6 million in the years ended March 31, 1993 to approximately $88.4 million in the year ended December 31, 1996 and EBITDA has increased at a compounded annual growth rate of 22.1% from $4.6 million to $9.8 million over the same period.

      The Company was incorporated in the State of Delaware in April 1988. The executive offices of the Company are located at 900 Third Avenue, 27th Floor, New York, New York 10022 and its telephone number is (212) 826-4300.

                                  RISK FACTORS

      Prospective Holders of Common Stock should carefully consider the specific factors set forth below, as well as the other information included in this Prospectus before deciding to purchase any Common Stock.

Significant Leverage and Indebtedness Service

      The Company incurred substantial indebtedness in connection with its acquisition of Varsity Spirit Corporation (the "Acquisition") in June, 1997. As of September 30, 1997, the Company had total consolidated indebtedness of approximately $129.1 million. The Company's earnings on a pro forma basis after giving effect to the Acquisition and refinancing of the Company's indebtedness (collectively, the "Transactions") for the year ended December 31, 1996 were inadequate to cover fixed charges by $1.0 million. Subject to the restrictions in the Company's debt agreements, including its $35 million Credit Facility with NationsBank N.A. and NBD Bank (the "Credit Facility") and the indenture (the "Indenture") governing the Company's $115 million principal amount of 10.5% Senior Notes due 2007 (the "Senior Notes"), the Company and its subsidiaries may incur additional indebtedness from time to time to finance capital expenditures and acquisitions and for other general corporate purposes.

      The degree to which the Company is leveraged could have important consequences to the holders of the Common Stock, including: (i) the possible limitation in the future of the Company's ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other purposes; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for operations; (iii) certain of the Company's borrowings, primarily the borrowings under the Credit Facility, will be at variable rates of interest which could cause the Company to be vulnerable to increases in interest rates; and (iv) the Company may be more vulnerable to economic downturns and be more limited in its ability to withstand competitive pressures than its competitors that are not as highly leveraged.

      The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Credit Facility or successor facilities and any provisions of law which generally may restrict the Company's subsidiaries from making distributions to the Company (such as laws restricting dividends to the extent of adequate capital). However, based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with amounts available under the Credit Facility, will be adequate to meet its anticipated cash requirements for the next several years for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness, or to obtain additional financing or to dispose of material assets or operations. The Credit Facility and the Indenture restrict the Company's ability to sell assets and the use of proceeds therefrom. There can be no assurance that any such refinancing or asset sales would be possible under the Company's debt instruments existing at such time, that the proceeds which the Company could realize from such refinancing or asset sales would be sufficient to meet the Company's obligations then due or that any additional financing could be obtained.

Restrictive Covenants and Asset Encumbrances

      The Credit Facility and the Indenture contain numerous restrictive covenants which limit the discretion of the management of the Company with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other restricted payments, to make investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, another entity. The Credit Facility also contains a number of financial covenants that require the Company to meet certain financial ratios and tests and provide that a Change of Control (as defined in the Credit Facility) constitutes an event or default. A failure to comply with the obligations contained in the Credit Facility or the Indenture, if not cured or waived, could permit acceleration of the related indebtedness and acceleration of indebtedness under other instruments that contain cross- acceleration or cross-default provisions. In addition, the obligations of the Company under the Credit Facility are secured by substantially all of the assets of the Company. In the case of an event of default under the Credit Facility, the lenders under the Credit Facility would be entitled to exercise the remedies available to a secured lender under applicable law. If the Company were obligated to repay all or a significant portion of its indebtedness, there can be no assurance that the Company would have sufficient cash to do so or that the Company could successfully refinance such indebtedness. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Credit Facility or the Senior Notes.

Seasonality and Quarterly Fluctuations

      The business and results of operations of both Riddell and Varsity are highly seasonal and both follow a similar annual pattern. With respect to Riddell, orders for football products and reconditioning services are solicited over a sales cycle that begins in the fall of each year and continues until the start of football play at the end of the following summer. Delivery of products and performance of reconditioning services are solicited over a sales cycle that begins in the fall of each year and continues until the start of football play at the end of the following summer. Delivery of products and performance of reconditioning services reaches a low point during the football playing season. These activities contribute most to profitability in the first through third quarters of each calendar year. Riddell sells most of its competitive football products and reconditioning services on dated payment terms with payments from customers generally due the following July or August. Accordingly, trade receivables increase throughout the year as sales are made on these dated payment terms. The increase in trade receivables continues throughout an annual cycle until reduced at the end of the cycle, generally in the following July to October period, as the dated receivables become due. In order to finance the resulting large receivable levels, Riddell requires a revolving line of credit. The outstanding balance on the revolving line of credit generally follows the receivable cycle described above, increasing as the level of receivables increases until the mid summer of each year when collections of the dated receivables are used to reduce the outstanding balance on the line.

      The Company expects that its new debt structure will impact the seasonality of its working capital demands as the semi-annual interest payments on the $115 million of 10.5% Senior Notes come due each January and July.

      Varsity's cheerleader and dance team camps are held exclusively in the summer months. Sales of Varsity's cheerleader, dance team and booster club uniforms and accessories primarily occur prior to the beginning of the school year. Accordingly, a substantial portion of Varsity's annual revenues and all of its net income is generated in the second and third quarters of each calendar year, respectively, while the first and fourth quarters have historically resulted in net losses. Varsity's working capital needs have generally followed a similar pattern reaching their peak at the end of the first calendar quarter and continuing through the second quarter. This period follows Varsity's off-season period during which it generates only nominal revenues while incurring expenditures in preparation for its approaching peak season.

Dependence on Third-Party Foreign Manufacturing

      A large portion of Riddell's merchandise is sold through retail channels and certain protective athletic equipment, such as shoulder pads, are currently manufactured to its specifications by independent manufacturers located throughout the world. In particular, all of Riddell's mini-helmet collectibles are manufactured in China. Riddell has no long term contracts with its manufacturers and competes with other companies for production capacity. Riddell's arrangements with its non-U.S. suppliers are subject to the risks generally associated with doing business abroad, such as changes in import duties, tariffs, foreign governmental regulations, political unrest, foreign currency fluctuations, disruptions or delays in shipments, changes in economic conditions in countries in which Riddell's manufacturing sources are located and other factors. Additionally, manufacturing in foreign countries adds weather and time risk largely associated with transoceanic shipping. Riddell cannot predict the effect that such factors will have on its manufacturers. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if Riddell's current foreign manufacturers were to cease doing business with Riddell for any reason, Riddell's business and operating results could be severely impacted. Riddell cannot predict whether additional United States quotas, duties, taxes or other charges or restrictions will be imposed upon the importation of its products in the future, or what effect any such actions would have on its business, financial condition and results of operations.

Product Liability Claims; Uncertainty of Insurance Coverage; and Personal Injury Claims

      Given the nature of the products manufactured by Riddell, particularly its line of football helmets, Riddell has in the past and will continue in the future to be subject to product liability claims. Currently certain subsidiaries are defendants in various product liability suits relating to personal injuries allegedly related to the use of Riddell helmets or helmets reconditioned by the Company. The ultimate outcome of these claims, or potential future claims, and their effect on the Company's business, financial condition and results of operations cannot presently be determined. Riddell estimates that the uninsured portion of future costs and expenses related to these claims, and incurred but not reported claims, would amount to at least $3.6 million at September 30, 1997 and, accordingly, a reserve in this amount is included in the Consolidated Balance Sheet of Riddell as of September 30, 1997 as part of accrued liabilities and other liabilities. These reserves are based on estimates of losses and defense costs anticipated to result from such claims based on available information, including an analysis of historical data such as the rate of occurrence and the settlement amounts of past cases. However, due to the uncertainty involved with estimates, actual results have at times varied substantially from earlier estimates and could do so in the future. Accordingly, there can be no assurance that the ultimate costs of such claims will fall within the established reserves.


     The Company maintains product liability insurance under an insurance program initiated in December 1994. In January 1998, the Company and its insurer restructured this insurance program replacing the existing policy with a new policy extending coverage through January 2005, three years beyond the previous policy term, and providing reduced annual fixed cost with no material change in the scope of coverage. The policy is an occurrence-based policy providing coverage against claims currently pending against the Company and future claims relating to injuries occurring prior to January 2005 even if such claims are filed after the end of the policy period. The insurance program provides certain basic and excess coverage on product liability claims. The policy provides combined aggregate coverage of over $40,000,000 subject to the limitations described below.


     The basic insurance coverage under the policy ("Basic Coverage") provides coverage of up to $2,250,000 per claim in excess of an uninsured retention (deductible) of $750,000 per occurrence. The Basic Coverage is subject to an aggregate program limit and certain annual aggregate sub limits. The aggregate program limit, which is currently $4.3 million, increases by 120% of future premiums paid until a maximum aggregate limit of $7.7 million is reached.


     The insurance program also provides for additional coverage ("Excess Coverage") of up to $20,000,000 per occurrence, in excess of the first $3,000,000 of each claim. The Basic Coverage, to the extent available, covers the initial $3,000,000 layer. Claims covered by the Excess Coverage are subject to one of two separate $20,000,000 aggregate policy limits, depending on the date of the related injury. The first $20,000,000 aggregate limit applies to claims for injuries occurring prior to January 31, 1998. Claims occurring after January 1998 are covered by the second separate $20,000,000 aggregate limit.


     The Company's product liability insurance carrier is a division of American International Group, Inc. which has been rated A++XV by A.M. Best Property and Casualty Insurance Ratings Company. There is no certainty that coverage will remain available to the Company after 2005, that the Company's insurer will remain viable, or that the insured amounts will be sufficient to cover all future claims in excess of the Company's uninsured retention. Furthermore, future rate increases might make such insurance uneconomical for the Company to maintain after 2005.


      Cheerleading is a vigorous athletic activity involving jumps, tumbling, partner stunts and pyramids, with which there are associated risks of personal injury. Varsity actively promotes safety among cheerleaders, dance team participants and coaches and was a founding member of and is an active participant in the American Association of Cheerleading Coaches and Advisors, an industry trade group whose mission is to improve the quality of cheerleading and to maintain established safety standards. During the past 17 years, Varsity has been subject to four personal injury claims arising from its cheerleader and dance team camps, and is presently subject to two such claims. Varsity believes it is adequately insured against such risks. There can be no assurance, however, that one or more meritorious claims against Varsity for serious personal injury would not have an adverse effect upon the Company's business, financial condition and results of operations.

Risk of Loss of Material License and Other Contractual Relationships

      Riddell is currently a party to several license agreements as a licensor and has retained an independent licensing agent to help expand its licensing program. Approximately 2% of the Company's consolidated revenues and approximately 14% of the Company's EBITDA for the year ended December 31, 1996 on a pro forma basis after giving effect to the Transactions would have resulted from its licensing activities. Royalties paid to the Company by Kmart for the use of the MacGregor trademark constituted approximately 70% of licensing revenues for 1996 and constituted approximately 82% of the Company's licensing revenues from the MacGregor trademark rights for 1996. Of such royalties paid to the Company by Kmart, 36% were derived with respect to athletic footwear and 41% with respect to apparel. An agreement in principal has been reached with Meldisco, a division of Footstar, Inc. pursuant to which Meldisco will continue to sell athletic footwear bearing the MacGregor trademark in Kmart stores under the Kmart license. Kmart has an exclusive license to use the MacGregor trademark on certain athletic apparel (e.g., socks, jogging suits and sweat separates). The Company anticipates establishing a new license for the apparel category after the Kmart license expires in June 1998, but no assurance can be given that such renewal will occur. A material decline in the royalties from the MacGregor trademark rights could have a material adverse effect on the Company's results of operations. The unamortized cost of the related MacGregor trademark rights and license agreements included in intangible assets at December 31, 1996 was approximately $14.4 million. If there were a material decline in the revenues from the MacGregor trademark, then the carrying amount of the MacGregor trademark rights could be deemed to have been impaired. A write-down for such impairment could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company believes Riddell will be successful in replacing all or some of the categories of products currently licensed to Kmart in a manner which will continue to generate revenues sufficient to support the carrying value of the trademark rights, there can be no assurance that it will be successful in doing so. While Riddell believes its relationships with its other licensees and licensors are good, there can be no assurance that such license agreements will be renewed upon expiration or that the Company will be successful in entering into new license agreements in the future.


      In addition to the foregoing licensing agreements, the Company has formed several strategic alliances to promote its business. Since April 1989 Riddell has had an exclusive promotional rights agreement with the NFL pursuant to which the Riddell brand is the only name that can be displayed on helmets used in NFL play. Riddell's agreement with the NFL expires in April 1999 and automatically extends for unlimited successive five-year periods thereafter, provided that the quality of Riddell's helmets and shoulder pads remain comparable to the best available technology as reasonably determined by the NFL.

      Since 1989, Varsity has organized and produced various national cheerleading and dance team championships for exclusive broadcast on the ESPN, Inc. ("ESPN") cable channel. Varsity's current agreement with ESPN expires after the 1998 season. In 1996, Varsity entered into several agreements with Walt Disney Attractions, Inc. ("Walt Disney Attractions") pursuant to which its national cheerleading and dance team championships through 1999 will be held at Walt Disney World(R) Resort in Florida. While the Company believes that it will be successful in renewing or replacing the agreements with the NFL, ESPN and Walt Disney Attractions in a manner which will continue to promote the Company's products and services, there can be no assurance that it will be successful in doing so or that it will be able to do so on economically favorable terms. Although the Company believes that the failure to renew any one of the agreements with the NFL, ESPN and Walt Disney Attractions would not have a material effect on the Company, there can be no assurance that the loss of all or any combination of such agreements would not have a material adverse effect on the Company's business, financial condition and results of operations.


Initiation of Direct Sales Of Youth Helmets

         For strategic reasons, at the time the Company decided to eliminate the dealer network for products sold to the institutional market, the Company decided to continue selling competitive youth equipment through independent dealers and distributors. The Company experienced an anticipated decline in the sale of youth products as a result of this decision as many dealers stopped purchasing Riddell youth products when they were no longer offered the Company's institutional product lines. In early 1998 the Company decided to commence selling competitive youth football products directly to coaches and youth groups, and will continue to offer youth products to dealers. This strategy could lead to lower youth sales through dealers which may or may not be offset by direct sales.


Competition and Market Share Data

      In its Institutional athletic products business, Riddell competes with several larger national companies, such as Rawlings Sporting Goods Company, Inc., Diamond Sports Co., Wilson Sporting Goods Company, and in its practicewear business, with national companies such as Champion Products, Inc. and Russell Athletic, Inc. While none of such national competitors manufactures football helmets, some of Riddell's competitors offer a broad line of sports equipment and are significantly larger and have substantially greater financial and other resources at their disposal than Riddell. Riddell also competes with numerous smaller manufacturers and suppliers of sporting goods, services and collectibles. In particular, the protective equipment reconditioning and the sports collectibles industries are highly fragmented. In late 1994, in response to Riddell's move to direct sales, Schutt Sports Group, Riddell's primary competitor in new football equipment, canceled the designation of All American Sports Corporation's (Riddell's reconditioning subsidiary) as an authorized reconditioner of AIR(TM) helmets and refused to sell parts for their helmets to All American. This move has had no measurable impact on Riddell's ability to recondition AIR helmets and no significant effect on total reconditioning volume in 1995 or 1996. Although Riddell will continue to source parts from outside suppliers that meet or exceed AHI's standards and to recertify all AIR helmets to NOCSAE standards as it had before, AHI's actions could have some limited impact on the reconditioning volume of All American in future years.

      Varsity is one of two major national companies that designs and markets cheerleader, dance team and booster club uniforms and accessories and is one of two major national operators of camps. While Varsity's only national competitor is National Spirit Group Limited ("NSG"), it also competes with other smaller national and regional competitors that serve the uniform and accessories market or that operate cheerleader and dance team camps and clinics. Competitive pressure could have a material adverse effect on the Company's business, financial condition and results of operations.

      The market share and other market data contained in this Prospectus are based on independent industry publications and the good faith belief of the Company's management. However, market share data cannot always be verified with complete certainty due to the unavailability of raw data in certain circumstances and the voluntary nature of the data gathering process, and estimates may be incorrect, possibly to a material degree. In particular, the

Company is not aware of the availability of reliable statistics with respect to the actual size of the high school football helmet market. Management's estimates with respect to this market are based only on the limited data in the public domain and the Company's participation in the football helmet industry which contains only one major competitor, a private company that does not reveal distribution information with respect to the high school market. Accordingly, no assurance can be given as to the accuracy of management's estimates. Management's estimates with respect to the collegiate market are based on the Company's market share data with respect to NCAA teams. Prospective holders of Common Stock should not place undue emphasis on the market share data contained in this Prospectus, as there can be no assurance that such data are accurate in all material respects.


Regulation

      At present, no national governing body regulates cheerleading and dance team activities at the collegiate level. Although voluntary guidelines relating to safety and sportsmanship have been issued by the NCAA and some of the athletic conferences, to date cheerleading and dance teams generally are free from rules and restrictions similar to those imposed on other competitive athletics at the college level. However, if rules limiting off-season training are applied to cheerleading and/or dance teams (similar to rules imposed by the NCAA on other sports), it is likely that Varsity would be unable to offer a significant number of its camps either because participants would be prohibited from participating during the summer or because suitable sites would not be available. Although the Company is not aware of any school officially adopting these activities as a competitive sport, recognition of cheerleading and/or dance teams as "sports" would increase the possibility that these activities may become regulated. If Varsity were restricted from providing its training programs to colleges and high schools, or if cheerleaders and dance teams were restricted from training during the off-season, such regulations would likely have a material adverse effect on Varsity's business, financial condition and results of operations. However, the Company currently does not believe that any regulation of collegiate cheerleading or dance teams as a "sport" is forthcoming in the foreseeable future, and in the event any rules are proposed to be adopted by athletic associations, the Company expects to participate in the formulation of such rules to the extent permissible.

      At the high school level, some state athletic associations have classified cheerleading as a sport and have in some cases imposed certain restrictions on off-season practices and out-of-state travel to competitions. However, in all cases to date, Varsity has been able to work with these state athletic associations to designate acceptable times for the cheerleaders within these states to attend camps. Varsity has also signed agreements with several state associations to assist with sponsoring and execution of official competitions with these states. To date, state regulations have not had a material effect on Varsity's ability to conduct its normal business activities within those states.

Dependence on Key Personnel

      The Company's executive officers and certain other key employees of Riddell and Varsity have been primarily responsible for the development and expansion of their respective businesses, and the loss of the services of one or more of these individuals could have an adverse effect on the Company. The Acquisition combined two separate management teams under the ownership of one company. The Company's future success will be dependent in part upon its continued ability to recruit, motivate and retain qualified personnel, as well as the successful integration of the two management teams. There can be no assurance that the Company will be successful in this regard. The Company has employment and non-competition agreements with certain key personnel.


Risks Relating to Benefits of the Acquisition

      Management expects certain economic benefits to result from the Acquisition, including the introduction of new products and cross marketing of products. There can be no assurance that following the Acquisition the Company will be able to successfully introduce new products or programs or will achieve the economic benefits that management expects. Realization of such economic benefits from the Acquisition could also be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, the response of the Company's customers or competitors, difficulties in launching new products or entering new markets and regulatory developments.

Shares Eligible For Future Sale

      Immediately prior to the Offering, the Company had 9,109,654 shares outstanding and has reserved for issuance 2,154,475 shares issuable pursuant to employee stock options granted under the Company'S 1991 Stock Option Plan and 1997 Stock Option Plan, 172,152 shares underlying warrants granted to NBD Bank, 150,000 shares issuable upon exercise of a warrant granted to a principal stockholder and 1,395,011 shares issuable upon conversion of the Convertible Note.



      As of February 10, 1998, approximately 5,380,937 shares (52.8%) of the Company's Common Stock is deemed beneficially owned by certain officers and directors of the Company (determined in accordance with Rule 13d-13(d)(i) of the Exchange Act) and, according to Rule 144(a)(3) of the Securities Act, are "restricted securities" which can be sold only pursuant to an effective registration statement or exemption from registration.


      The effect, if any, that future market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                 USE OF PROCEEDS

      The Company will receive no proceeds from any sale of the shares being offered hereby. The Company will bear all expenses of the offering, which are expected to be approximately $50,000.

                              SELLING STOCKHOLDERS


      Upon conversion of their interests in the Convertible Note, Angelo, Gordon & Co. and Silver Oak Capital L.L.C. (the "Noteholders") will acquire 1,395,011 of the shares of Common Stock offered hereby. The Noteholders purchased the Convertible Note directly from the Company on October 30, 1996. The
Convertible Note is convertible at any time prior to November 1, 2004 at a conversion price of $5.3763 per share, subject to adjustments. The Company granted the Noteholders certain rights to register the Common Stock into which the Convertible Note is convertible. The Registration Statement, of which this Prospectus forms a part, was filed pursuant to such registration rights.



      Gregory Webb, W. Kline Boyd and J. Kristin Shepherd purchased the
164,561 shares of Common Stock offered by them herein with certain proceeds from the sale of shares of Varsity Spirit Corporation common stock to the Company in connection with the Acquisition. Each of Messrs. Gregory Webb and Kline Boyd and Ms. Kristin Shepherd is a Senior Vice President of Varsity Spirit Corporation, a wholly-owned subsidiary of the Company. The Company granted these individuals piggyback registration rights at the time of their purchase of the shares offered for sale in this Prospectus. Elizabeth Metcalfe Boyd acquired the 59,481 shares of Common Stock offered by her herein from W. Kline Boyd, who purchased them in addition to the shares offered for sale by him in this Prospectus with certain proceeds from the sale of Varsity Spirit Corporation common stock in connection with the Acquisition. Such additional shares also were issued with piggyback registration rights. The Company has registered the shares owned by Messrs. Webb and Boyd and Mesdms. Boyd and Shepherd as a result of their exercise of these piggyback registration rights.



      The following table sets forth information as of February 10, 1998 regarding the Selling Stockholders and the shares of the Company's Common Stock that may be offered from time to time pursuant to this Prospectus.



                                                           Number
                                  Shares Beneficially     of Shares         Shares Beneficially
                                    Owned Prior to          Being             Owned After the
                                       Offering             Sold                 Offering
                                  -------------------     ---------         -------------------
                                    Number       Percent                      Number    Percent

Angelo Gordon & Co. L.P.       1,395,011(1)(2)     13.3%    1,395,011(1)           0          0
245 Park Avenue
New York, New York
10167

Gregory Webb                     146,317(3)         1.6%       98,617         47,700(3)       *
c/o Varsity Spirit
Corporation

2525 Horizon Lake Drive
Memphis, TN 38133

Elizabeth Metcalfe Boyd           77,976(4)           *        59,481         18,495(4)       *
c/o Varsity Spirit
Corporation
2525 Horizon Lake Drive
Memphis, TN 38133

J. Kristin Shepherd               65,599(5)           *        44,074         21,525(5)       *
c/o Varsity Spirit
Corporation
2525 Horizon Lake Drive
Memphis, TN 38133


W. Kline Boyd                     42,590(6)           *        21,870         20,720(6)       *
c/o Varsity Spirit
Corporation
2525 Horizon Lake Drive
Memphis, TN 38133




---------
*   Less than 1%


(1) Assumes conversion of the Convertible Note, which is currently outstanding, into shares of Common Stock.


(2) Based on a Schedule 13G filed February 13, 1997, Angelo, Gordon & Co., L.P. may be deemed to be the beneficial owner of all the shares of Common Stock owned upon conversion of the Convertible Note by the Noteholders as a result of voting and dispositive powers it holds with respect to $1,000,000 principal amount of the Convertible Note held for its own account and $6,500,000 principal amount of the Convertible Note which it holds for the account of private investment funds for which it acts as general partner and/or investment advisor and a private corporation for which it acts as investment manager. Pursuant to the Convertible Note, as amended, the Conversion Price (as defined in the Convertible Note) is $5.376 per share of Common Stock, subject to certain adjustments.



(3) Of the 146,317 shares beneficially owned by Mr. Webb, 45,000 shares underlie an option granted under the Company's 1997 Stock Option Plan (the "Plan") which are fully exercisable at $3.80 per share.




(4) Of the 77,976 shares beneficially owned by Ms. Boyd, 18,495 shares underlie an option granted under the Plan which are fully exercisable at $3.80 per share.


(5) Of the 65,599 shares beneficially owned by Ms. Shepherd, 20,250 shares underlie an option granted under the Plan which are fully exercisable at $3.80 per share.


(6) Of the 42,590 shares beneficially owned by Mr. Boyd, 18,495 shares underlie an option granted under the Plan which are fully exercisable at $3.80 per share.


      Sales of a substantial number of shares of Common Stock of the Company beneficially owned by the Selling Stockholders may have an adverse effect on the market price of the Company's Common Stock. See "Risk Factors - Shares Eligible for Future Sale."

                              PLAN OF DISTRIBUTION

                  Any sale of the Common Stock by the Selling Stockholders will be for their own account. The Company will receive none of the proceeds from the sale of the Common Stock.


                  The Common Stock offered hereby by the Selling Stockholders may be sold from time to time by one or more of the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the NASDAQ National Market System, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Common Stock offered hereby by the Selling Stockholders may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock offered hereby by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by the Selling Stockholders will be selected by such Selling Stockholders. Brokers or dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sales. These brokers or dealers and any other participating brokers or dealers, as well as certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule

144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.


                  Upon the Company being notified by any Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock offered hereby by such Selling Stockholder through a block trade, special offering, or secondary distribution or a purchase by a broker or dealer, a prospectus supplement will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing: (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares of Common Stock involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

                  In addition, to the extent otherwise required, the amount of the shares of Common Stock offered by the Selling Stockholders to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement.

                  The Selling Stockholders reserve the sole right to accept and, together with any agent of the Selling Stockholders, to reject in whole or in part any proposed purchase of the Common Stock offered hereby by the Selling Stockholders. The Selling Stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

                  The Selling Stockholders and agents who execute orders on its behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

                  Offers and sales of shares of the Common Stock have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the shares of Common Stock offered by the Selling Stockholders will be offered or sold in such jurisdictions only through registered or licensed brokers or declares. In addition, in certain states the Selling Stockholders shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.


                  The Selling Stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders or any such other person, and may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.


                  The Company has agreed to indemnify the Noteholders and certain other persons against certain liabilities including liabilities arising under the Act arising out of any material misstatement or material omission from the registration statement or prospectus relating hereto.


                  The Noteholders have certain other registration rights with respect to the Common Stock under the agreement relating to the purchase of the Convertible Note by the Noteholders.

                                  LEGAL MATTERS

                  Certain legal matters with respect to the validity of the shares of Common Stock being registered will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, L.L.P., New York, New York.

                                   EXPERTS

                  The consolidated financial statements of the Company as of December 31, 1996 and 1995, and for the years ended December 31, 1994, 1995 and 1996 have been incorporated by reference herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                  The consolidated financial statements of Varsity Spirit Corporation, a subsidiary of the Company, as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the nine month period ended December 31, 1994 have been incorporated herein by reference in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

====================

No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Except with respect to facts or events arising after the date hereof which individually or in the aggregate, represent a material change in the information set forth herein, neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                                   ----------

                               TABLE OF CONTENTS

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Available Information................................                   2
Incorporation of Certain Documents
  by Reference.......................................                   2
The Offering.........................................                   3
The Company..........................................                   4
Risk Factors.........................................                   7
Use of Proceeds......................................                  14
Selling Stockholders.................................                  15
Plan of Distribution.................................                  16
Legal Matters........................................                  17
Experts..............................................                  17


====================


                                1,619,053 Shares



                               RIDDELL SPORTS INC.


                                  Common Stock




                                   ----------

                                   PROSPECTUS

                                   ----------





                                 February 13, 1998

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

SEC registration fee................................. $ 2,076.16
Printing and engraving............................... $ 3,000
NASDAQ listing fee................................... $17,500
Accountants' fees and expenses....................... $ 5,000
Legal fees and expenses.............................. $15,000
Blue Sky Fees........................................ $ 5,000
Miscellaneous Fees................................... $ 3,751
                                                      ----------

  Total.........................................      $51,327.16
                                                      ==========

 Item 15.   Indemnification of Directors and Officers

            The Indemnification of officers and directors of the Company is governed by Section 145 of the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation (the "Certificate") and By-Laws of the Company. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard has been met by the party to be indemnified. The determination must be made (a) by a majority vote of a quorum consisting of the directors who were not parties to the action even though less than a quorum, or

(b) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, or (c) by the stockholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such person against the liabilities insured.

            The Certificate and the By-Laws each provides that the directors, officers and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all judgments, fines and amounts paid in settling or otherwise disposing of threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative and expenses incurred by such person in connection therewith. The By-Laws further provide that, to the extent permitted by law, expenses so incurred by any such person in defending a civil or criminal action or proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding. The Certificate also eliminates the personal liability of directors to the fullest extent permitted by the DGCL, as amended from time to time.

            The By-Laws provide that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any state law, provision of the Certificate or By-Laws or otherwise.

            In addition to the indemnification as described below, the Company is a party to employment agreements with each of Messrs. Nederlander, Toboroff and Mauer (executive officers and directors of the Company) and Messrs. Cougill (an executive officer of Riddell, Inc., a wholly owned subsidiary of the Company) and Gleisner (President of All American Sports Corporation, a wholly owned subsidiary of the Company) indemnifying such individual against liability arising out of his actions or the performance of his duties within the scope of his employment not taken in bad faith. In addition, the employment agreements entered into by the Company and Messrs. Nederlander, Toboroff and Mauer provide that the Company shall assume primary responsibility for legal fees incurred by such person in any action as to which such person is entitled to have his legal fees paid for by the Company, and that the Company shall pay such fees directly to counsel rather than reimburse such officer.

            The Company maintains directors and officers liability and company reimbursement insurance which among other things, (i) provides for payments on behalf of its officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss pursuant to statutory or common law or pursuant to duly effective Certificate or By-Law provisions.

Item 16     List of Exhibits

            The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which is incorporated herein by reference.

Item 17     Undertakings

            The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  EXHIBIT INDEX

Exhibit
Nos.     Description of Exhibit
----     ----------------------

4(a)       Amended and Restated Articles of Incorporation (1)

4(b)       First Amended and Restated By Laws (2)

5(a)       Opinion of Skadden, Arps, Slate, Meagher & Flom, L.L.P. (3)

23(a)      Consent of Grant Thornton, LLP. (3)

23(b)      Consent of BDO Seidman, LLP. (3)

23(c)      Consent of Skadden, Arps, Slate, Meagher & Flom, L.L.P (included in
           Exhibit 5(a))

24.        Power of Attorney (4)

-------------

(1)        Incorporated by reference to Registrants's Form 10-Q dated November
           11, 1996.

(2) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1995.

(3)        Filed herewith.


(4)        Previously filed.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-3 and has duly caused this Amendment No. 1 to Registration Statement (File No. 333-43247) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 13th day of February, 1998.

                                         RIDDELL SPORTS INC.

                                         By:/s/ David M. Mauer
                                            ------------------------------
                                                David M. Mauer
                                            Chief Executive Officer



                                POWER OF ATTORNEY


           Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Robert Nederlander*                   Chairman of the Board                 February 13,1998
---------------------------------------
    Robert Nederlander

/s/ David M. Mauer                        Chief Executive Officer               Febraury 13, 1998
---------------------------------------   and Director (Principal Executive
    David M. Mauer                        Officer)

/s/ Jeffrey Webb*                         Vice Chairman, President and          February 13, 1998
 ---------------------------------------  Chief Operating Officer, Varsity
     Jeffrey Webb                         Group Division

/s/ Dan Cougill*                          President and Chief Operating         February 13, 1998
---------------------------------------   Officer, Riddell Group Division
     Dan Cougill


/s/ David Groelinger*                     Executive Vice President,             February 13, 1998
--------------------------------------    Chief Financial Officer
    David Groelinger                      (Principal Financial Officer)

/s/ Leonard Toboroff*                     Vice President and Director
--------------------------------------
    Leonard Toboroff

/s/ Lawrence Simon*                       Senior Vice President and Treasurer   February 13, 1998
--------------------------------------    (Principal Accounting Officer)
    Lawrence Simon


/s/ Don R. Kornstein*                     Director                              February 13, 1998
--------------------------------------
    Don R. Kornstein

/s/ John McConnaughy*                     Director
--------------------------------------
    John McConnaughy

/s/ Glenn "Bo" Schembechler*              Director
--------------------------------------
    Glenn "Bo" Schembechler

* By David M. Mauer, Attorney in Fact

                                                                            -26-

